COMPANY AGREEMENT

OF

JJSS HOLDINGS, LLC

A Texas Limited Liability Company

Effective as of February 15, 2020

NOTICE

THE MEMBERSHIP INTERESTS THAT ARE THE SUBJECT OF THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. THE INTERESTS MAY NOT BE OFFERED FOR SALE, SOLD, PLEDGED, TRANSFERRED, OR OTHERWISE DISPOSED OF UNTIL THE HOLDER THEREOF PROVIDES EVIDENCE SATISFACTORY TO THE MANAGERS OF THE COMPANY (WHICH, IN THE DISCRETION OF THE MANAGERS, MAY INCLUDE AN OPINION OF COUNSEL SATISFACTORY TO THE MANAGERS) THAT SUCH OFFER, SALE, PLEDGE, TRANSFER, OR OTHER DISPOSITION WILL NOT VIOLATE APPLICABLE FEDERAL OR STATE SECURITIES LAWS.

THE DELIVERY OF THIS COMPANY AGREEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY OFFER, SOLICITATION OR SALE OF INTERESTS IN JJSS HOLDINGS, LLC IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE IS NOT AUTHORIZED OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER, SOLICITATION OR SALE.

THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE, MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE REQUIREMENTS AND CONDITIONS SET FORTH IN THIS COMPANY AGREEMENT.

COMPANY AGREEMENT

OF

JJSS HOLDINGS, LLC

A Texas Limited Liability Company

TABLE OF CONTENTS

Page #

COMPANY AGREEMENT
OF
JJSS HOLDINGS, LLC

(the "*Company*")

This COMPANY AGREEMENT of JJSS HOLDINGS, LLC (this "*Agreement*"), effective as of February 15, 2020 (the "*Effective Date*"), is hereby executed and adopted by all the Members listed on the signature page hereof, or who hereafter execute and deliver a counterpart or joinder to this Agreement, agreeing to become a Member. This Agreement, to the extent not inconsistent with the Certificate or applicable law, will govern the management and affairs of the Company.

ARTICLE I.
DEFINITIONS

1.01 Definitions. As used in this Agreement, capitalized terms not otherwise defined in their context shall have the meanings set forth in Article XII of this Agreement.

1.02 Construction. Whenever the context requires, the gender of all words used in this Agreement includes the masculine, feminine, and neuter. All references to Articles and Sections refer to articles and sections of this Agreement, and all references to Exhibits are to Exhibits attached hereto, each of which is made a part hereof for all purposes.

ARTICLE II.
ORGANIZATION

2.01 Formation. The Company was organized on February 2, 2020 as a Texas limited liability company by the filing of a Certificate of Formation under and pursuant to the TBOC and the issuance of a certificate for the Company by the Secretary of State of Texas (the "*Certificate*"). The rights and obligations of the Members and other parties affected relating to the Company shall be governed by this Agreement, the Certificate, TBOC, and other applicable law.

2.02 Name. The name of the Company is JJSS Holdings, LLC, and all Company business must be conducted in that name or such other names that comply with applicable law as the Managers may select from time to time.

2.03 Registered Office; Registered Agent; Principal Office in the United States; Other Offices. The registered office of the Company required by the TBOC to be maintained in the State of Texas shall be the office of the initial registered agent named in the Certificate or such other office (which need not be a place of business of the Company) as the Managers may designate from time to time in the manner provided by law. The registered agent of the Company in the State of Texas shall be the initial registered agent named in the Certificate or such other Person or Persons as the Managers may designate from time to time in the manner provided by law. The principal office of the Company in the United States shall be at such place as the Managers may designate from time to time, which need not be in the State of Texas, and the Company shall maintain records there as required by the TBOC. The Company may have such other offices as the Managers may designate from time to time.

2.04 Purposes. The purposes of the Company are those set forth in the Certificate. The primary purpose of the Company is to own and control, directly or indirectly, James Joseph Sanctified Spirits, LLC, a Texas limited liability company (the "*Operating Company*").

2.05 Foreign Qualifications. Prior to the Company's conducting business in any jurisdiction other than Texas, the Managers shall cause the Company to comply, to the extent procedures are available and those matters are reasonably within the control of the Managers, with all requirements necessary to qualify the Company as a foreign limited liability company in that jurisdiction. At the request of the Managers, each Member shall execute, acknowledge, swear to, and deliver all certificates and other instruments conforming with this Agreement that are necessary or appropriate to qualify, continue, and terminate the Company as a foreign limited liability company in all such jurisdictions in which the Company may conduct business.

2.06 Term. The existence of the Company commenced on the date the Secretary of State of Texas issued a certificate of formation for the Company and shall continue in existence for the period fixed in the Certificate as the duration of the Company or such earlier time as this Agreement may specify.

2.07 Mergers and Exchanges. The Company may be a party to a merger, exchange or acquisition of the types described in sections 10.051 through 10.053 of the TBOC.

ARTICLE III.
MEMBERSHIP / TRANSFER RESTRICTIONS

3.01 Members. (a) The Company has authority to issue up to Fifty Eight Thousand Four Hundred (58,400) Class A Units and up to Fifty Thousand (50,000) Class B Units. Each Class A Unit shall be issued in exchange for capital contributions as are determined to be appropriate by the Managers. The initial Members of the Company and the number of Units issued to such Member, are those Persons and Units listed on Exhibit A. The initial Members are granted Units listed on Exhibit A in consideration of and in exchange for the assignment and contribution by such Members of their membership interests in the Operating Company, to JJSS Management, LLC, a Texas limited liability company, effective as of February 15, 2020, under the terms of a Contribution and Exchange Agreement provided by the Company (the "*Contribution*").

(b) Subject to Section 6.01(b) hereof, the Managers may issue additional Units to other Persons having the same or different rights, preferences and designations of existing Members; provided, however that in the event that the Company desires to issue additional Units at fair market value to Persons, other than in connection with (i) equity incentive grants or sales to officers or key employees of the Company, provided that the Service Value equals the value of Units issued to such officers or key employees, (ii) Units issued to Persons in exchange for services directly benefitting the Company, provided that the Service Value equals the value of Units issued to such Persons, or (iii) debt financing (each, a "*Permissible Issuance*"), then the Company must first offer such Units, for a period of at least ten (10) days, to the Members, in the same proportion as such Members' Sharing Ratios as of the date of such offering. The Managers shall reflect the authorization of any additional Units in accordance with this Agreement in an amendment to this Agreement indicating the number and type of such additional Units and their rights, powers, and duties; provided, however, in lieu of a formal amendment to this Agreement, the Managers can record such changes in certificate books or membership interest transfer books, all of which shall at all reasonable times be open to inspection by any Member at the office of the Company during normal business hours. The Units will be uncertificated unless otherwise determined by the Managers, in their sole discretion. To the extent certificated, all certificates representing Membership Interests hereinafter issued to the Members will bear legends setting forth that the Units are restricted and may not be freely transferred or conveyed. The Managers may, in their sole discretion, issue fractional Units. The Company shall maintain at its principal place of business (or registered office) a true and correct copy of this Agreement.

3.02 Restrictions on Disposition of Membership Interests / Redemptions. No Member may Transfer all or any portion of such Member's Membership Interests in the Company to any other Person, whether voluntarily, by operation of law or upon death of the Member, unless such transfer is approved in advance by the Managers, in their sole discretion. Any purported Transfer in violation of any provisions of this Agreement will be void and ineffectual, and will not operate to transfer any interest or title in the purported transferee.

3.03 Right of First Refusal. In the event the Managers consent to a proposed Transfer of Units pursuant to Section 3.02 (the "*Offered Units*"), the selling Member (the "*Offeror*") must first provide written notice to the Company and the other Members (the other Members shall be known as the "*Offeree Members*"), of the proposed Transfer (the "*Notice*"). The Notice must include the identity of the Person to whom the Transfer is proposed to be made and the terms and conditions of the proposed Transfer, including a copy of any agreement, letter of intent, offer or other writing that relates thereto. The Notice is deemed to be an offer to purchase the Offered Units, first to the Company and then to the Offeree Members, on the terms and conditions set forth in the Notice. The Company may accept the offer with respect to all and not less than all of the Offered Units by written notice given to the Offeror, with copy to the Offeree Members, within ten (10) days after receipt by the Company of the Notice. If the Company waives its right of first refusal or fails to timely deliver a written acceptance of the offer set forth in the Notice with respect to all Offered Units, then the Offeree Members may accept the offer set forth in the Notice, with respect to all and not less than all of the Offered Units by written notice given to the Offeror within twenty (20) days after receipt by the Offeree Member of the Notice. The Offeree Members may elect to exercise their right of first refusal (in the proportions as they may agree upon among themselves or, failing agreement, in proportion to their respective Sharing Ratios) on the same terms and conditions as the proposed in the Notice. If neither the Company nor the Offeree Members accept the offer with respect to all Offered Units within the twenty (20) day period from delivery of the Notice to the last Offeree Member, then the Offeror may make the proposed Transfer at any time within sixty (60) days after the Notice was given; provided, however, that there is no change in the terms of the proposed Transfer that benefits the transferee in any material way and provided further that the other provisions of this Section 3.03 are satisfied. If the Company or the Offeree Members, accept the offer to purchase the Offered Units within the respective time period provided in this Section 3.03, then the Company or the Offeree Members, as applicable, must purchase the Offered Units described in the Notice, on the same terms and conditions as provided in the Notice and if no closing time and date is set in the Notice, then the purchase and sale of the Offered Units must occur within sixty (60) days of delivery of the Notice to the Company and the Offeree Members.

3.04 Transfers to Permitted Parties. Notwithstanding Sections 3.02 and 3.03 of this Agreement, each Member may assign or transfer his, her or its Membership Interests, without first complying with the requirements of Sections 3.02, 3.03 or 3.05, if such assignment or transfer is made to any of the following Persons, subject to this Section 3.04, (a "*Permitted Transferee*"):

(a) the current spouse or an Affiliate of such Member;

(b) a descendant of the Member or a descendant of the spouse of such Member, including descendants by adoption if the adoption was a court adoption of a minor under fourteen (14) years of age;

(c) a trust, family limited partnership or other estate planning entity created for the primary benefit of anyone in 3.04(a) or (b) above, or both;

(d) a trust for any spouse of a member of such Member's immediate family so long as (1) the trust prohibits a distribution to that spouse and (2) so long as all other beneficiaries of the trust (including remainder beneficiaries but not including remote contingent remainder beneficiaries) are members of such Member's immediate family; or

(e) the Company.

For purposes of this Section 3.04, "*immediate family*" is defined as husband, wife, child, parent, grandchild, brother or sister or spouse of either of the aforementioned. Each Member acknowledges and agrees that all Membership Interests transferred to and held by a Permitted Transferee pursuant to this section 3.04, will remain subject to the terms and restrictions of this Agreement as if the Permitted Transferee were the transferring Member. In addition, all Permitted Transferees of a Member will be required to vote as a group with the Transferring Member and not individually regarding matters on which Members may vote pursuant to this Agreement. Prior to the Transfer of Membership Interests to a Permitted Transferee, such Permitted Transferee must execute and deliver an appropriate joinder to this Agreement that such Permitted Transferee will be bound by this Agreement.

3.05 Co-Sale Rights

(a) Drag-Along Rights.

(i) *Sale of Membership Interests*. Subject to Sections 3.02 and 3.03 hereof, one or more Members, acting as a group, who hold a Majority-in-Interest (collectively the "*Majority Holders*"), may exercise the drag-along rights described in this Section 3.05(a). If the Majority Holders propose to sell, transfer or assign, all of their Units (a "*Complete Sale*") to a Bona Fide Purchaser whereby the Bona Fide Purchaser desires to purchase all of the Units held by all Members, then the Members other than the Majority Holders (collectively, the "*Minority Holders*"), agree to sell all of their Units on the same terms and conditions the Majority Holders agreed to sell all of their Units. Any Units purchased from a Minority Holder pursuant to this Section 3.05(a) will be purchased at the same price per Unit, with the same form of consideration and otherwise upon the same terms and conditions as the Majority Holders.

(ii) *Exercise*. To exercise the drag-along rights provided in this Section 3.05(a), the Majority Holders must request that the Company deliver, and the Company agrees to deliver not less than thirty (30) days prior to the closing of a Complete Sale, to the Minority Holders, a written notice containing (i) the name and address of the proposed Bona Fide Purchaser, (ii) a complete copy of the offer including the proposed purchase price, closing date, terms of payment and other material terms and conditions of the proposed Bona Fide Purchaser's offer, and (iii) a statement that the Majority Holders are exercising the drag-along rights set forth in this Section 3.05(a). The Minority Holders will thereafter be obligated, subject to the terms and conditions of this Section 3.05(a), to sell to the proposed Bona Fide Purchaser, simultaneously with the Majority Holders' sale, their Membership Interests subject to such Complete Sale.

(iii) *Further Assurances*. The Minority Holders will, in connection with a sale of their shares of Membership Interests pursuant to this Section 3.05(a), at the request of the Company and at the cost and expense to the Company, execute and deliver such other instruments of conveyance and transfer and take such other actions as may

reasonably be requested in order to consummate the Complete Sale on the same terms as the Majority Holders.

(b) Tag-Along Rights.

(i) *Sale or Membership Interests*. Subject to Sections 3.02 and 3.03, if the Majority Holders desire to and are entitled to sell all or any lesser portion of their Units (a "*Majority Sale*") to a Bona Fide Purchaser, then the Majority Holders right to accept the offer will be further conditioned upon each Minority Holder being offered the right to require the proposed Bona Fide Purchaser in such Majority Sale to purchase such Minority Holder's Tag-Along Portion of Units as such Minority Holder may elect to sell to the Bona Fide Purchaser. Any Units purchased from a Minority Holder pursuant to this Section 3.05(b) will be purchased at the same price per Unit, with the same form of consideration and otherwise upon the same terms and conditions as the Majority Holder.

(ii) *Notice*. The Majority Holders will, not less than thirty (30) days prior to any closing of a Majority Sale with a Bona Fide Purchaser, notify the Minority Holders in writing of such proposed Majority Sale (the "*Participation Notice*"). Such Participation Notice must set forth: (i) the Units proposed to be transferred (the "*Transferred Units*"); (ii) a complete copy of the offer including the name(s) and address(es) of the Bona Fide Purchaser(s) and the terms set forth below; (iii) the proposed amount and all forms of consideration and terms and conditions of payment offered by such Bona Fide Purchaser, (iv) the expected or scheduled time and place of closing (the "*Scheduled Closing*"); and (v) that the Bona Fide Purchaser has been informed of the tag-along rights of the Minority Holders provided for in this Section 3.05(b) and has agreed to purchase the Transferred Units in accordance with the terms hereof. If a Minority Holder elects to sell its Tag-Along Portion of its Units, then the Minority Holder shall deliver written notice to the Company (the "*Exercise Notice*") at least ten (10) days prior to the Scheduled Closing. Such Exercise Notice must state the amount of Units each Minority Holder elects to include in such sale to the Bona Fide Purchaser, which may not exceed such Minority Holder's Tag-Along Portion.

(iii) *No Transfer*. In the event that a Minority Holder timely exercises its tag-along rights pursuant to this Section 3.05(b) and the Bona Fide Purchaser is not willing to purchase Units from such Minority Holders on the same terms and conditions as specified in the Participation Notice, then the Majority Members shall not be permitted to sell any Transferred Units to the Bona Fide Purchaser pursuant to the proposed Majority Sale.

3.06 Additional Members. Subject to Sections 3.02, 3.03, 3.04, 4.02 and 6.01 of this Agreement, additional Persons may be admitted to the Company as Members and Membership Interests may be created and issued to the Persons and to existing Members at the direction of the Managers on such terms and conditions as the Managers may determine at the time of admission. Subject to the terms and provisions of this Agreement, including, but not limited to Sections 3.03, 3.04, 3.05, 4.02 and 6.01, the Managers shall reflect the creation of any new class or group in an amendment to this Agreement indicating the different rights, powers, and duties and such an amendment need be executed only by the Managers; provided, however, in lieu of a formal amendment to this Agreement, the Managers can record such changes in certificate books or membership interest transfer books, all of which shall at all reasonable times be open to inspection by any Member at the office of the Company during normal business hours. Any such admission shall only be effective after the new Member has executed and delivered to the

Managers a document including the new Member's notice address and its agreement to be bound by this Agreement.

3.07 Liability to Third Parties. No Member or Manager shall be liable for the debts, obligations or liabilities of the Company, including under a judgment decree or order of a court.

3.08 Withdrawal. No Member has the right or power to withdraw from the Company as a member without the approval of all the Members of the Company.

3.09 Lack of Authority. No Member (other than a Manager or an officer) has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company, or to incur any expenditures on behalf of the Company.

ARTICLE IV.
CAPITAL CONTRIBUTIONS

4.01 Contribution Commitment. Each Member has made the Capital Contribution set forth for that Member on Exhibit A. The initial Members' respective Capital Contributions shall be in the form of the Contribution.

4.02 Additional Contributions. Except as is otherwise agreed in writing by all the Members, no Member is obligated to make Capital Contributions beyond the amount set forth next to such Member's name on Exhibit A. The Managers, in their sole discretion, may make a capital call for additional Capital Contributions, in which case the Members will first be provided the opportunity to participate in the capital call in order to maintain their then-current Sharing Ratios. The Sharing Ratios of Members who do not participate in any subsequent capital calls will be proportionately reduced.

4.03 Return of Contributions. Except as stated herein, a Member is not entitled to the return of any part of its Capital Contributions or to be paid interest in respect of either its capital account or its Capital Contributions. An unrepaid Capital Contribution is not a liability of the Company or of any Member. A Member is not required to contribute or to lend any cash or property to the Company to enable the Company to return any Member's Capital Contributions.

4.04 Advances by Members. If the Company does not have sufficient cash to pay its obligations, any Member(s) that may agree to do so with the Managers' consent may advance all or part of the needed funds to or on behalf of the Company. An advance described in this Section 4.04 constitutes a loan from the Member to the Company, shall bear interest at the rate agreed to by the Managers and the Member making the loan from the date of the advance until the date of payment, and is not a Capital Contribution.

4.05 Capital Accounts. The Company shall establish and maintain a separate Capital Account for each Member. Each Capital Account shall be maintained in accordance with the following provisions:

(a) Each Member's Capital Account shall be increased by (i) the Gross Asset Value of property contributed by such Member to Company (net of liabilities secured by the contributed property that the Company is considered to assume or take subject to under Section 752 of the Code), (ii) such Member's other Capital Contributions not included in the calculation set forth in Section 4.05(a)(i), (iii) such Member's distributive

share of Profits and (iv) any items in the nature of income or gain that are specially allocated to such Member.

(b) Each Member's Capital Account shall be decreased by (i) the amount of cash and the Gross Asset Value of any other property distributed to such Member pursuant to any provision of this Agreement (net of liabilities secured by the distributed property that the Member is considered to assume or take subject to under Section 752 of the Code), (ii) such Member's distributive share of Losses and (iii) items of loss and deduction that are specially allocated to such Member.

(c) Each Member shall have a single Capital Account that reflects all of its interests in Company, regardless of the class of interest owned by such Member and regardless of the time or manner in which such interests were acquired.

(d) If all or a portion of an interest in the Company is transferred in accordance with the terms of the Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent the Capital Account relates to the transferred interest.

The foregoing provisions and the other provisions of the Agreement relating to the maintenance of Capital Accounts are intended to comply with Section 1.704-1(b)(2)(iv) of the Treasury Regulations and shall be interpreted and applied in a manner consistent with such Treasury Regulations.

ARTICLE V.
ALLOCATIONS AND DISTRIBUTIONS

5.01 Allocations of Profit and Losses. For purposes of maintaining the books of the Company, all items of Profit and Loss of the Company shall be allocated to the Members in the manner set forth in this Section 5.01. For United States federal income tax and all other United States tax purposes, (i) all items of income, gain, loss, deduction and credit of the Company shall be allocated in the same manner as its correlative book item is allocated, and (ii) notwithstanding clause (i) hereof, the allocations, if any, required by Section 704(c) of the Code and Treas. Reg. §§ 1.704-1(b)(2)(iv)(d)(3) and 1.704-1(b)(2)(iv)(f) shall be effected.

(a) General Allocation Rule. Except as provided in Section 5.01(b) and after giving effect to Sections 5.03, 5.04 and 5.05, Profit (and items thereof) and Losses (and items thereof) for any Adjustment Period shall be allocated among the Members so as to reduce, proportionately, the difference between their respective Target Capital Accounts and Partially Adjusted Capital Accounts for such Adjustment Period. No allocation of (i) Profit shall be made to any Member whose Partially Adjusted Capital Account exceeds its Target Capital Account for such Adjustment Period, and (ii) Losses shall be made to any Member whose Target Capital Account equals or exceeds its Partially Adjusted Capital Account for such Adjustment Period.

(b) Allocations Relating to Liquidation Year. After giving effect to the provisions of Sections 5.03, 5.04 and 5.05 for the Adjustment Period in which the dissolution and termination of the Company occurs, Profit (and items thereof, including items of gross income or gross gain) and Losses (and items thereof, including items of deduction) for such Adjustment Period shall be allocated among the Members so as to reduce, proportionately, the difference between their respective Target Liquidation Capital Accounts and Partially Adjusted Capital Accounts for such Adjustment Period. No

allocation of (i) Profit shall be made to any Member whose Partially Adjusted Capital Account exceeds its Target Liquidation Capital Account for such Adjustment Period, and (ii) Losses shall be made to any Member whose Target Liquidation Capital Account equals or exceeds its Partially Adjusted Capital Account for such Adjustment Period. The Managers may, in good faith, apply the principals of this Section 5.01(b) to any Adjustment Period preceding the Adjustment Period in which the Company dissolves and terminates if delaying application of the principles of this Section 5.01(b) would likely result in distributions, when made in accordance with Capital Account balances, that are materially different from distributions prescribed in Section 11.02.

5.02 Distributions. The Managers may from time to time declare distributions of, and the Company may distribute, Distributable Cash. Distributions of Distributable Cash shall be made in the following order and priority:

(a) First, to the Members to the extent of and in proportion to the outstanding balance of all Member advances made per Section 4.04 of this Agreement, applied first to outstanding interest and then to outstanding principal;

(b) Second, (i) 20% to the Class B Members in proportion to their respective Class B Member's Sharing Ratios, and (ii) 80% to the Class A Members in proportion to their respective Class A Member's Sharing Ratio, until each Class A Member's Contribution Account has been reduced to zero; and

(c) Third, to Members in proportion to their respective Sharing Ratios.

Notwithstanding Sections 5.02(a) through (c), the Managers shall use commercially reasonable efforts to cause the Company to distribute to each Member, at least annually, an amount of cash equal to the Member's annual federal income tax liability attributable to the Member's distributive share of Company taxable income (each, a "*Tax Distribution*"). A Member's annual federal income tax liability shall be determined on a cumulative basis, taking into account, for example, Company loss from prior years, and by assuming that each Member is an individual taxpayer subject to tax at the highest single marginal federal income tax rate then in effect. Any disagreement regarding the correct amount of any Tax Distribution shall be determined by the certified public accounting firm engaged by the Company, whose determination shall be final. To the extent the aggregate Tax Distributions and distributions to a Member pursuant to Sections 5.02(a) through (c) at any time exceed the aggregate amounts that would have been distributed to the Member pursuant to Sections 5.02(a) through (c) had all such distributions been made pursuant to the terms of Sections 5.02(a) through (c), the excess shall be withheld and repaid without interest to the Company from succeeding distributions to the Member pursuant to Sections 5.02(a) through (c) and Section 11.02(d)(iii). If, upon liquidation of the Company or a Member's Interest, any such excess remains unpaid, the Member shall immediately repay such amount without interest to the Company.

Except as otherwise provided in Section 11.02 and subject to the Company's right of offset as provided in Section 14.01 hereof, such distributions shall be made to the Members pro rata in accordance with their Sharing Ratios.

5.03 Limitation on Allocation of Losses. Notwithstanding the provisions of Section 5.01, to the extent the amount of Losses for any Fiscal Year that would otherwise be allocated to a Member under Section 5.01 would cause or increase an Adjusted Capital Account Deficit as of the last day of the Fiscal Year, such amount of Losses shall not be allocated to that Member but

instead shall be allocated to Members with a positive Adjusted Capital Account. This Section 5.03 is intended to ensure that allocations of Losses have economic effect pursuant to Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations and shall be interpreted consistently therewith.

5.04 Special Allocations. The following special allocations will be made in the following order before allocations of Profits or Losses are made:

(a) Minimum Gain Chargeback. Notwithstanding any other provision of this Agreement to the contrary, if in any Adjustment Period there is a net decrease in Company Minimum Gain, then each Member shall first be allocated items of Gross Income for the Adjustment Period (and, if necessary, subsequent Adjustment Periods) in an amount equal to the portion of the Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g), that is attributable to the disposition of Company property subject to one or more nonrecourse liabilities of the Company that are not Member Nonrecourse Debts; provided, however, if there is insufficient Gross Income in an Adjustment Period to make the above allocation for all Members for the Adjustment Period, the Gross Income will be allocated among the Members in proportion to the respective amounts they would have been allocated had there been an unlimited amount of Gross Income for the Adjustment Period.

(b) Minimum Gain Chargeback for Member Nonrecourse Debt. Notwithstanding any other provision of this Agreement to the contrary other than Subsection 5.04(a), if in any Adjustment Period there is a net decrease in Member Nonrecourse Debt Minimum Gain, then each Member shall first be allocated items of Gross Income for the Adjustment Period (and, if necessary, subsequent Adjustment Periods) in an amount equal to the portion of the Member's share of the net decrease in the Member Nonrecourse Debt Minimum Gain during the Adjustment Period (as determined in accordance with Treasury Regulation Section 1.704-2(i)) attributable to the disposition of Company property subject to one or more Member Nonrecourse Debts; provided, however, if there is insufficient Gross Income in an Adjustment Period to make the above allocation for all Members for the year, the Gross Income will be allocated among the Members in proportion to the respective amounts they would have been allocated had there been an unlimited amount of Gross Income for the Adjustment Period.

(c) Qualified Income Offset. After application of Subsections 5.04(a) and 5.04(b), if in any Adjustment Period a Member unexpectedly receives any adjustment, allocation, or distribution described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5), or (6) and if the Member has an Adjusted Capital Account Deficit as of the first day of the taxable year, items of Gross Income will be allocated to the Member in the amount and in the manner sufficient to eliminate the Adjusted Capital Account Deficit as quickly as possible; provided, however, that an allocation under this Subsection 5.04(c) will be made only if and to the extent that the Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article 5 have been tentatively made as if this Subsection 5.04(c) were not in this Agreement.

(d) Gross Income Allocation. If any Member has an Adjusted Capital Account Deficit at the end of any Adjustment Period, and such Adjusted Capital Account Deficit is in excess of the sum of (A) the amount such Member is obligated to restore pursuant to any provisions of this Agreement and (B) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Section 1.704-2(g)(l) and 1.704-2(i)(5), each such Member shall be specially allocated

items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 5.04(d) shall be made only if and to the extent that such Member would have an Adjusted Capital Account Deficit in excess of such sum after all other allocations provided for in Sections 5.04(a) and 5.04(b) have been made as if Section 5.04(c) above and this Section 5.04(d) were not in the Agreement.

(e) Company Nonrecourse Deductions. Company Nonrecourse Deductions for any Adjustment Period will be allocated among the Members in proportion to their respective Sharing Ratios.

(f) Member Nonrecourse Deductions. Member Nonrecourse Deductions for any Adjustment Period or other period will be allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which the Member Nonrecourse Deductions are attributable.

(g) Basis Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Sections 734(b) or 743(b) is required, pursuant to Section 1.704-1(b)(2)(iv)(m) of the Treasury Regulations, to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

5.05 Curative Allocations. In the event that any Gross Income, Profit (or items thereof), Losses (or items thereof) or deductions are allocated under Sections 5.03, or 5.04 subsequent Gross Income, Profit (or items thereof), or Losses (or items thereof) will first be allocated (subject to Sections 5.03, or 5.04) to the Members in a manner that will result in each Member having a Capital Account balance equal to that which would have resulted if the original allocation of Gross Income, Profit (or items thereof), Losses (or items thereof) or deductions under Sections 5.03 or 5.04 had not occurred.

5.06 Tax Allocations - Code Section 704(c). In accordance with Code Section 704(c) and the related Treasury Regulations, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company, solely for tax purposes, will be allocated among the Members so as to take account of any variation between the adjusted basis to the Company of the property for federal income tax purposes and the Gross Asset Value of the property. Any elections or other decisions relating to allocations under this Section 5.06 will be made by the Managers with the consent of the Members, which consent will not be unreasonably withheld. Allocations under this Section 5.06 are solely for purposes of federal, state and local taxes and will not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits or Loses or other items or distributions under any provision of this Agreement.

5.07 Other Allocation Rules.

(a) For purposes of determining the Profits, Losses, or any other item allocable to any period, Profits, Losses, and any such other item will be determined on a daily, monthly, or other basis, as determined by the Managers using any permissible method under Section 706 of the Code and the Treasury Regulations thereunder.

(b) If any Membership Interest is Transferred, or the Sharing Ratios are increased or decreased by reason of the admission of a new Member or otherwise, during any Adjustment Period, each item of Profits or Losses and other Membership profit and loss for such Adjustment Period shall be assigned pro rata to each day in the particular period of such Adjustment Period to which such item is attributable (i.e., the day on or during which it is accrued or otherwise incurred) and the amount of each such item so assigned to any such day shall be allocated among the Members based upon their respective interests in the Company at the close of such day. For the purpose of accounting convenience and simplicity, the Company will treat a Transfer of, or an increase or decrease in, a Membership Interest or an increase or decrease in a Member's Sharing Ratios which occurs at any time during a semi-monthly period as having been consummated on the first day of such semi-monthly period, regardless of when during such semi-monthly period such Transfer, increase or decrease actually occurs (i.e., Transfers or increases or decreases made during the first 15 days of any month will be deemed to have been made on the first day of the month and Transfers or increases or decreases thereafter will be deemed to have been made on the 16th day of the month).

(c) Notwithstanding any provision of this Section 5.07 to the contrary, gain or loss realized in connection with a sale or other disposition of any Company properties will be allocated solely among the parties owning interests in the Company as of the date such sale or other disposition occurs.

ARTICLE VI.
MANAGERS

6.01 Management by Managers. (a) Except for situations in which the approval of the Members is required by this Agreement or by nonwaivable provisions of applicable law, and subject to the provisions of Section 6.02, (i) the powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of, the unanimous vote of the Managers; and (ii) the Managers may make all decisions and take all actions for the Company not otherwise provided for in this Agreement pursuant to the unanimous vote of the Managers. The officers of the Company, including the CEO, shall comply with, and abide by, the decisions made by the Managers while engaging in such activities and transactions, as deemed necessary or advisable for, or as may be incidental to, the conduct of the business and affairs of the Company approved by the unanimous vote of the Managers. No single Manager, without the affirmative consent of all Managers, acting in the capacity as a Manager, shall have the right to bind the Company to any contract or other obligation.

(b) Notwithstanding the foregoing, or anything in this Agreement to the contrary, the Manager or Managers may not, without the written consent or ratification of the specific act by a Required Interest of the Class A Members, do or cause any of the following:

(i) sell, lease, exchange or otherwise dispose of (other than by way of a pledge, mortgage, deed of trust or trust indenture) all or substantially all the Company's or the Operating Company's property and assets (with or without good will), other than in the usual and regular course of the Company's (or the Operating Company's) business;

(ii) be a party to (1) a merger, or (2) an exchange or acquisition of the type described in sections 10.051 through 10.053 of the TBOC;

(iii) amend or restate the Certificate;

(iv) cause the Company or the Operating Company to incur debt in excess of the greater of (1) the gross revenue of the Operating Company determined during the twelve (12) month period immediately prior to incurring such debt, or (2) $500,000, other than trade credit incurred in the ordinary course of business;

(v) authorize additional Units to be available for issuance or issue Units other than in connection with a Permissible Issuance;

(vi) cause the Company or the Operating Company to pay aggregate compensation to any officer, Manager, Member or any Member's Affiliate, for services to the Company or the Operating Company, in amounts in excess of market rate compensation for similar services;

(vii) enter into any transaction with a Member or any Member's Affiliate, on terms other than market rate terms; or

(viii) add additional Managers other than the initial Managers appointed in this Agreement.

6.02 Actions by Managers; Committees; Delegation of Authority and Duties.

(a) In managing the business and affairs of the Company and exercising its powers, the Managers shall act collectively through meetings and written consents pursuant to Sections 6.05 and 6.07 and through Managers to whom authority and duties have been delegated pursuant to Section 6.02(b).

(b) The Managers may, from time to time, delegate to one (1) or more Persons such authority and duties as the Managers may deem advisable to perform the day-to-day operations of the Company. In addition, the Managers may assign titles (including, without limitation, president, vice president, secretary, assistant secretary, treasurer and assistant treasurer) to any such Person, and such Person may also be a Manager of the Company but will perform such assigned duties in the capacity of an officer of the Company and not as a Manager of the Company. Unless the Managers decide otherwise, if the title is one commonly used for officers of a business corporation formed under the TBOC, the assignment of such title shall constitute the delegation to such Manager of the authority and duties that are normally associated with that office, subject to any specific delegation of authority and duties made pursuant to the first sentence of this Section 6.02(b). Any number of titles may be held by the same Manager. Any delegation pursuant to this Section 6.02(b) may be revoked at any time by the Managers.

(c) Any Person dealing with the Company, other than a Member, may rely on the authority of any Manager or officer in taking any action in the name of the Company without inquiry into the provisions of this Agreement or compliance herewith, regardless of whether that action actually is taken in accordance with the provisions of this Agreement.

6.03 Number and Term of Office. The number of Managers of the Company will be at least two (2) unless otherwise agreed by the Managers and a Majority-in-Interest of the Members; provided, however, that subject to Section 6.04 below, (a) for as long as Joseph Giildenzopf or his Affiliate(s) holds Membership Interests in the Company, he shall have the right to be nominated and elected as a Manager, and (b) the Majority-in-Interest of the Class A Members

shall have the right to elect one (1) Manager. The Class B Members appoint Joseph Giildenzopf as an initial Manager and the Class A Members appoint Daniel Rowland as an initial Manager. Each Member agrees to take all action necessary from time to time (including, without limitation, the voting of Membership Interests, the execution of written consents, the calling of special meetings, the removal of managers, the filling of vacancies on the board of managers of the Company, the waiving of notice and attendance at meetings, and the amendment of this Agreement), necessary to maintain the membership of the board of Managers as set forth in this Section 6.03. Each Manager shall hold office until such Manager's death, resignation, or removal in accordance with this Agreement. Each Manager must be a natural person at least 18 years of age. No Manager need be a Member, a resident of the State of Texas, or a citizen of the United States.

6.04 Vacancies, Removal; Resignation. Any vacancy occurring in the Managers will be filled by the affirmative vote of a Majority-in-Interest of the Members entitled to vote to elect such Manager. Accordingly, if (a) the Manager position held by Daniel Rowland becomes vacant, then the Majority-in-Interest of the Class A Members shall elect a new Manager to fill such Manager position, and (b) the Manager position held by Joseph Giildenzopf becomes vacant, then the Majority-in-Interest of the Class B Members shall elect a new Manager to fill such Manager position. Any Manager, other than Joseph Giildenzopf, may be removed by affirmative vote of a Required Interest of the Members entitled to elect such Manager as provided in Section 6.03 hereof; provided, however that any Manager may be removed by the affirmative vote or consent of a Required Interest of the Class A Members that such Manager engaged in fraud, gross negligence or self-dealing, with respect to the Company. Any Manager may resign at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the remaining Managers. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation.

6.05 Meetings. (a) Unless otherwise required by law or provided in the Certificate or this Agreement, all of the Managers fixed by, or in the manner provided in, the Certificate or this Agreement shall constitute a quorum for the transaction of business of the Managers, and, except as otherwise set forth in Section 6.01(b), the act of a majority of the Managers present at a meeting at which a quorum is present shall be the act of the Managers. A Manager who is present at a meeting of the Managers at which action on any Company matter is taken shall be presumed to have assented to the action unless such Manager's dissent shall be entered in the minutes of the meeting or unless such Manager shall file a written dissent to such action with the Person acting as secretary of the meeting before the adjournment thereof or shall deliver such dissent to the Company immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Manager who voted in favor of such action.

(b) Meetings of the Managers may be held at such place or places as shall be determined from time to time by resolution of the Managers. At all meetings of the Managers, business shall be transacted in such order as shall from time to time be determined by resolution of the Managers. Attendance of a Manager at a meeting shall constitute a waiver of notice of such meeting, except where a Manager attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(c) In connection with any annual meeting of Members at which Managers were elected, the Managers may, if a quorum is present, hold its first meeting for the

transaction of business immediately after and at the same place as such annual meeting of the Members. Notice of such meeting at such time and place shall not be required.

(d) Regular meetings of the Managers shall be held at such times and places as shall be designated from time to time by resolution of the Managers. Notice of such regular meetings shall not be required.

(e) Special meetings of the Managers may be called by any Manager on at least two (2) Business Days' notice to each other Manager. Such notice need not state the purpose or purposes of, nor the business to be transacted at, such meeting, except as may otherwise be required by law or provided for by the Certificate or this Agreement.

6.06 Approval or Ratification of Acts or Contracts by Members. In their discretion, the Managers may submit any act or contract for approval or ratification at any annual meeting of the Members, or at any special meeting of the Members called for the purpose of considering any such act or contract, and any act or contract that shall be approved or be ratified by a Majority-in-Interest of the Members shall be as valid and as binding upon the Company and upon all the Members as if it shall have been approved or ratified by every Member of the Company.

6.07 Action by Written Consent or Telephone Conference. Any action permitted or required by the TBOC, the Certificate or this Agreement to be taken at a meeting of the Managers or any committee designated by the Managers may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action to be taken, is signed by the Managers or members of such committee, as the case may be, having not fewer than the minimum number of votes that would be necessary to take action at a meeting at which all Managers or committee members, as the case may be, entitled to vote on the action were present and voted. Such consent shall have the same force and effect as a unanimous vote at a meeting and may be stated as such in any document or instrument filed with the Secretary of State of Texas, and the execution of such consent shall constitute attendance or presence in person at a meeting of the Managers or any such committee, as the case may be. Subject to the requirements of the TBOC, the Certificate or this Agreement for notice of meetings, unless otherwise restricted by the Certificate, Managers, or members of any committee designated by the Managers, may participate in and hold a meeting of the Managers or any committee of Managers, as the case may be, by means of a conference telephone or similar communications equipment by means of which all Persons participating in the meeting can hear each other, and participation in such meeting shall constitute attendance and presence in person at such meeting, except where a Person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

6.08 Conflicts of Interest. Subject to the other express provisions of this Agreement, each Member that is not also a Manager or officer (each a "*Non-Governing Member*") of the Company at any time and from time to time may engage in and possess interests in other business ventures, independently or with others, that are in competition with the Company or the Operating Company, with no obligation to offer to the Company or any other Member, Manager or officer the right to participate therein. The Company and the Operating Company may transact business with any Manager, Member, officer or Affiliate thereof, provided the terms of those transactions are no less favorable than those the Company (or Operating Company) could obtain from unrelated third parties. Without in any way limiting the foregoing, each Member hereby acknowledges that (i) none of the Non-Governing Members or their respective partners, managers, directors, officers, shareholders, members, Affiliates or employees have any obligation or responsibility to disclose or refer any of the investment or other opportunities obtained through

activities contemplated by this Section 6.08 to the Company, the Managers or the Members, but may refer the same to any other party or keep such opportunities for their own benefit; and (ii) the Non-Governing Members and their respective partners, managers, directors, officers, shareholders, members, Affiliates and employees are hereby authorized to engage in activities contemplated by this Section 6.08 with, or to purchase, sell or otherwise deal or invest in securities issued by, companies in which the Non-Governing Members might from time to time invest or be able to invest or otherwise have any interest that may compete with the Company, without the consent or approval of the Company or any other Member or Manager. As of the Effective Date, no Manager or officer of the Company is engaged in, or possess interests in, other business ventures, independently or with others, that are in competition with the Company.

6.09 Compensation. Subject to Section 6.01(b) of this Agreement, Managers shall not receive compensation, fees and commissions, for their services as a Manager of the Company. Managers are entitled to be reimbursed for reasonable out-of-pocket costs and expenses incurred in the course of their service hereunder, and a Manager who serves in any other capacity may be compensated at a rate not to exceed the prevailing market rate, for such services.

6.10 Officers. (a) The Managers may, from time to time, designate one (1) or more Persons to be officers of the Company. The initial Chief Executive Officer of the Company is Joseph Giildenzopf, and Joseph Giildenzopf shall be paid as a CEO and not as a Manager. The CEO at all times will be the highest ranking officer of the Company and no other officer shall have authority equal or senior to the CEO. No officer need be a resident of the State of Texas, a Member or a Manager. Any officers so designated shall have such authority and perform such duties as the Managers may, from time to time, delegate to them. The Managers may assign titles to particular officers. Unless the Managers decide otherwise, if the title is one commonly used for officers of a business corporation formed under the TBOC, the assignment of such title shall constitute the delegation to such officer of the authority and duties that are normally associated with that office, subject to (i) any specific delegation of authority and duties made to such officer by the Managers pursuant to the third sentence of this Section 6.10(a), or (ii) any delegation of authority and duties made to one (1) or more Managers pursuant to Section 6.02. Each officer shall hold office until such officer's successor shall be duly designated and shall qualify or until such officer's death or until such officer shall resign or shall have been removed in the manner hereinafter provided. Any number of offices may be held by the same Person. Subject to Section 6.01(b) of this Agreement, the salaries or other compensation, if any, of the officers and agents of the Company shall be fixed from time to time by the Managers.

(b) Any officer may resign as such at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time is specified, at the time of its receipt by the Managers. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation. Any officer may be removed as such, either with or without cause, by the Managers whenever in their judgment the best interests of the Company will be served thereby; provided, however, that such removal shall be without prejudice to the contract rights, if any, of the Person so removed. Subject to Section 6.10(c) below, Joseph Giildenzopf may not be removed as the Chief Executive Officer, nor his authority as such officer reduced or diminished in any way, other than by the affirmative vote or consent of a Required Interest of the Members that he engaged in fraud, gross negligence or self-dealing, with respect to the Company. Designation of an officer shall not of itself create contract rights. Any vacancy occurring in any office of the Company (other than Manager) may be filled by the unanimous vote of the Managers.

(c) The CEO will not be required to devote his full time to the affairs of the Company, but must devote such of his time to the business and affairs of the Company as he, in his discretion exercised in good faith, determines to be necessary to conduct the affairs of the Company for the benefit of the Company and the Members. Notwithstanding the foregoing, in the event the CEO fails to devote reasonably adequate time and efforts to the business of the Company, which shall be in any case, at least seventy-five percent (75%) of such CEO's working time during any six (6) calendar month period, then notwithstanding anything contained herein to the contrary, such CEO shall be subject to removal by affirmative vote of a Majority-in-Interest of the Class A Members.

ARTICLE VII.
MEETINGS OF MEMBERS

7.01 Meetings. (a) A quorum shall be present at a meeting of Members if a Majority-In-Interest of the Members are represented at the meeting in person or by proxy. With respect to any matter, other than a matter for which the affirmative vote of the holders of a specified portion of the Sharing Ratios of all Members entitled to vote is required by the TBOC, the affirmative vote of a Majority-In-Interest of the Members at a meeting of Members at which a quorum is present shall be the act of the Members.

(b) All meetings of the Members shall be held at the principal place of business of the Company or at such other place within or without the State of Texas as shall be specified or fixed in the notices or waivers of notice thereof; provided that any or all Members may participate in any such meeting by means of conference telephone or similar communications equipment pursuant to Section 7.05.

(c) Notwithstanding the other provisions of the Certificate or this Agreement, the chair of the meeting or a Majority-In-Interest of the Members shall have the power to adjourn such meeting from time to time, without any notice other than announcement at the meeting of the time and place of the holding of the adjourned meeting. If such meeting is adjourned by the Members, such time and place shall be determined by a vote of the holders of all of the Members. Upon the resumption of such adjourned meeting, any business may be transacted that might have been transacted at the meeting as originally called.

(d) An annual meeting of the Members, for the election of the Managers and for the transaction of such other business as may properly come before the meeting, shall be held at such place, within or without the State of Texas, on such date and at such time as the Managers shall fix and set forth in the notice of the meeting, which date shall be within thirteen (13) months subsequent to the date of organization of the Company or the last annual meeting of Members, whichever most recently occurred.

(e) Special meetings of the Members for any proper purpose or purposes may be called at any time by the President, the Managers, or the holders of at least ten percent (10%) of the Sharing Ratios of all Members. If not otherwise stated in or fixed in accordance with the remaining provisions hereof, the record date for determining Members entitled to call a special meeting is the date any Member first signs the notice of that meeting. Only business within the purpose or purposes described in the notice (or waiver thereof) required by this Agreement may be conducted at a special meeting of the Members.

(f) Written or printed notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting, either personally or by mail, by or at the direction of the Managers or Person calling the meeting, to each Member entitled to vote at such meeting. If mailed, any such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the Member at such Member's address provided for in Section 14.02, with postage thereon prepaid.

(g) The date on which notice of a meeting of Members is mailed or the date on which the resolution of the Managers declaring a distribution is adopted, as the case may be, shall be the record date for the determination of the Members entitled to notice of or to vote at such meeting, including any adjournment thereof, or the Members entitled to receive such distribution.

(h) The right of Members to cumulative voting in the election of Managers is expressly prohibited.

7.02 Voting List. The Managers shall make, at least ten (10) days before each meeting of Members, a complete list of the Members entitled to vote at such meeting or any adjournment thereof, arranged in alphabetical order, with the address of and the Sharing Ratios held by each, which list, for a period of ten (10) days prior to such meeting, shall be kept on file at the registered office or principal place of business of the Company and shall be subject to inspection by any Member at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any Member during the whole time of the meeting. The original membership records shall be prima-facie evidence as to who are the Members entitled to examine such list or transfer records or to vote at any meeting of Members. Failure to comply with the requirements of this Section shall not affect the validity of any action taken at the meeting.

7.03 Proxies. A Member may vote either in person or by proxy executed in writing by the Member. A telegram, telex, cablegram or similar transmission by the Member or a photographic, photostatic, facsimile or similar reproduction of a writing executed by the Member shall be treated as an execution in writing for purposes of this Section. Proxies for use at any meeting of Members or in connection with the taking of any action by written consent shall be filed with the Managers, before or at the time of the meeting or execution of the written consent, as the case may be. All proxies shall be received and taken charge of and all ballots shall be received and canvassed by the Managers, who shall decide all questions touching upon the qualification of voters, the validity of the proxies, and the acceptance or rejection of votes, unless an inspector or inspectors shall have been appointed by the chair of the meeting, in which event such inspector or inspectors shall decide all such questions. No proxy shall be valid after eleven (11) months from the date of its execution unless otherwise provided in the proxy. A proxy shall be revocable unless the proxy form conspicuously states that the proxy is irrevocable and the proxy is coupled with an interest. Should a proxy designate two (2) or more Persons to act as proxies, unless that instrument shall provide to the contrary, a majority of such Persons present at any meeting at which their powers thereunder are to be exercised shall have and may exercise all the powers of voting or giving consents thereby conferred, or if only one (1) be present, then such powers may be exercised by that one (1); or, if an even number attend and any do not agree on any particular issue, the Company shall not be required to recognize such proxy with respect to such issue if such proxy does not specify how the Sharing Ratios that are the subject of such proxy are to be voted with respect to such issue.

7.04 Conduct of Meetings. All meetings of the Members shall be presided over by the chair of the meeting, who shall be a Manager (or representative thereof) designated by a majority of the Managers. The chair of any meeting of Members shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seem to the chair to be in order.

7.05 Action by Written Consent or Telephone Conference. (a) Any action required or permitted to be taken at any annual or special meeting of Members may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holder or holders of not less than the minimum Sharing Ratios that would be necessary to take such action at a meeting at which the holders of all Sharing Ratios entitled to vote on the action were present and voted. Every written consent shall bear the date of signature of each Member who signs the consent. No written consent shall be effective to take the action that is the subject to the consent unless, within sixty (60) days after the date of the earliest dated consent delivered to the Company in the manner required by this Section, a consent or consents signed by the holder or holders of not less than the minimum Sharing Ratios that would be necessary to take the action that is the subject of the consent are delivered to the Company by delivery to its registered office, its principal place of business, or the Managers. Delivery shall be by hand or certified or registered mail, return receipt requested. Delivery to the Company's principal place of business shall be addressed to the Managers. A telegram, telex, cablegram or similar transmission by a Member or a photographic, photostatic, facsimile or similar reproduction of a writing signed by a Member shall be regarded as signed by the Member for purposes of this Section.

(b) The record date for determining Members entitled to consent to action in writing without a meeting shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Company by delivery to its registered office, its principal place of business, or the Managers. Delivery shall be by hand or by certified or registered mail, return receipt requested. Delivery to the Company's principal place of business shall be addressed to the Managers.

(c) If any action by Members is taken by written consent, any articles or documents filed with the Secretary of State of Texas as a result of the taking of the action shall state, in lieu of any statement required by the TBOC concerning any vote of Members, that written consent has been given in accordance with the provisions of the TBOC and that any written notice required by the TBOC has been given.

(d) Members may participate in and hold a meeting by means of conference telephone or other communications equipment by means of which all Persons participating in the meeting can hear each other, and participation in such meeting shall constitute attendance and presence in person at such meeting, except where a Person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

ARTICLE VIII.
INDEMNIFICATION

8.01 Right to Indemnification. Subject to the limitations and conditions as provided in this Article VIII, each Person who was or is made a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative (hereinafter a "*Proceeding*"), or any appeal in

such a Proceeding or any inquiry or investigation that could lead to such a Proceeding, by reason of the fact that he or she, or a Person of whom he or she is the legal representative, is or was a Manager of the Company or while a Manager of the Company is or was serving at the request of the Company as a Manager, director, officer, partner, employee, agent, or similar functionary will be indemnified by the Company to the fullest extent permitted by the TBOC and this Agreement as the same exist or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment) against judgments, penalties (including excise and similar taxes and punitive damages), fines, settlements and reasonable expenses (including, without limitation, attorneys' fees) actually incurred by such Person in connection with such Proceeding, and indemnification under this Article VIII shall continue as to a Person who has ceased to serve in the capacity that initially entitled such Person to indemnity hereunder. The rights granted pursuant to this Article VIII shall be deemed contract rights, and no amendment, modification or repeal of this Article VIII shall have the effect of limiting or denying any such rights with respect to actions taken or Proceedings arising prior to any such amendment, modification or repeal. It is expressly acknowledged that the indemnification provided in this Article VIII could involve indemnification for negligence or under theories of strict liability.

8.02 Advance Payment. The right to indemnification conferred in this Article VIII shall include the right to be paid or reimbursed by the Company the reasonable expenses incurred by a Person of the type entitled to be indemnified under Section 8.01 who was, is or is threatened to be made a named defendant or respondent in a Proceeding in advance of the final disposition of the Proceeding and without any determination as to the Person's ultimate entitlement to indemnification; provided, however, that the payment of such expenses incurred by any such Person in advance of the final disposition of a Proceeding, shall be made only upon delivery to the Company of a written affirmation by such Manager of such Manager's good faith belief that such Manager has met the standard of conduct necessary for indemnification under this Article VIII and a written undertaking, by or on behalf of such Person, to repay all amounts so advanced if it shall ultimately be determined that such indemnified Person is not entitled to be indemnified under this Article VIII or otherwise.

8.03 Indemnification of Officers, Employees and Agents. The Company, by adoption of a resolution of the Managers, may indemnify and advance expenses to an officer, employee or agent of the Company to the same extent and subject to the same conditions under which it may indemnify and advance expenses to Managers under this Article VIII; and, the Company may indemnify and advance expenses to Persons who are not or were not Managers, officers, employees or agents of the Company but who are or were serving at the request of the Company as a Manager, director, officer, partner, employee, agent or similar functionary of another foreign or domestic limited liability company, corporation, partnership, employee benefit plan or other enterprise against any liability asserted against such individual and incurred by such individual in such a capacity or arising out of such individual's status as such a Person to the same extent that it may indemnify and advance expenses to Managers under this Article VIII.

8.04 Appearance as a Witness. Notwithstanding any other provision of this Article VIII, the Company may pay or reimburse expenses incurred by a Manager in connection with such Manager's appearance as a witness or other participation in a Proceeding at a time when such Manager is not a named defendant or respondent in the Proceeding.

8.05 Nonexclusivity of Rights. The right to indemnification and the advancement and payment of expenses conferred in this Article VIII shall not be exclusive of any other right that a

Manager or other Person indemnified pursuant to Section 8.03 may have or hereafter acquire under any law (common or statutory), provision of the Certificate or this Agreement, agreement, vote of Members or disinterested Managers or otherwise.

8.06 Insurance. The Company may purchase and maintain insurance, at its expense, to protect itself and any Person who is or was serving as a Manager, officer, employee or agent of the Company or is or was serving at the request of the Company as a Manager, director, officer, partner, employee, agent or similar functionary of another foreign or domestic limited liability company, corporation, partnership, employee benefit plan or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such Person against such expense, liability or loss under this Article VIII.

8.07 Member Notification. To the extent required by law, any indemnification of or advance of expenses to a Manager in accordance with this Article VIII shall be reported in writing to the Members with or before the notice or waiver of notice of the next Members' meeting or with or before the next submission to Members of a consent to action without a meeting and, in any case, within the twelve-month (12-month) period immediately following the date of the indemnification or advance.

8.08 Savings Clause. If this Article VIII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Manager or any other Person indemnified pursuant to this Article VIII as to costs, charges and expenses (including attorneys' fees), judgments, fines and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative to the full extent permitted by any applicable portion of this Article VIII that shall not have been invalidated and to the fullest extent permitted by applicable law.

ARTICLE IX.
TAXES

9.01 Tax Returns. The Managers shall cause to be prepared and filed all necessary federal and state income tax returns for the Company, including making the elections described in Section 9.02. Each Member shall furnish to the Managers all pertinent information in its possession relating to Company operations that is necessary to enable the Company's income tax returns to be prepared and filed.

9.02 Tax Elections. The Company shall make and maintain the following elections on the appropriate tax returns:

(a) to adopt the last day of December as the close of the Company's Fiscal Year;

(b) to adopt the method of accounting and to keep the Company's books and records on such method;

(c) if a distribution of Company property as described in section 734 of the Code occurs or if a transfer of a Membership Interest as described in section 743 of the Code occurs, on written request of any Member, to elect, pursuant to section 754 of the Code, to adjust the basis of Company properties;

(d) any other election the Managers may deem appropriate and in the best interests of the Members.

Neither the Company nor any Manager or Member may make an election for the Company to be excluded from the application of the provisions of subchapter K of chapter 1 of subtitle A of the Code or any similar provisions of applicable state law, and no provision of this Agreement (including, without limitation, Section 2.08) shall be construed to sanction or approve such an election.

9.03 Partnership Representative. The Manager shall be the partnership representative of the Company pursuant to Section 6223(a) of the Code (the "*Partnership Representative*"). The Partnership Representative shall have the sole authority to act on behalf of the Company under Subchapter C of Section 63 of the Code (relating to Internal Revenue Service partnership audit proceedings) and in any tax proceedings brought by other taxing authorities, and the Company and all Members shall be bound by the actions taken by the Partnership Representative in such capacity. The Partnership Representative shall be reimbursed by the Company for all expenses incurred in connection with all examinations of the Company's affairs by tax authorities, and is authorized to expend Company funds for professional services and costs associated therewith. If an audit results in an imputed underpayment by the Company as determined under Section 6225 of the Code, the Partnership Representative may make the election under Section 6226(a) of the Code within 45 days after the date of the notice of final partnership adjustment in the manner provided by the Internal Revenue Service. If such an election is made, the Company shall furnish to each Person who was a Member of the Company for the year under audit a statement reflecting the Person's share of the adjusted items as determined in the notice of final partnership adjustment, and each such Person shall take such adjustment into account as required under Section 6226(b) of the Code and shall be liable for any related interest, penalty, addition to tax, or additional amount. In the event that the Company becomes liable for any taxes, interest or penalties under Section 6225 of the Code (following a final determination of such liability by the relevant governmental authority), each Person that was a Member of the Company for the tax year to which such liability relates shall indemnify and hold harmless the Company for such Person's allocable share of the amount of such tax liability, including any interest and penalties associated therewith, as reasonably determined by the Partnership Representative. No current or former Member will sue, and no current or former Member will have any claim against, the Partnership Representative, the Manager or the Company on account of any act or failure to act by the Partnership Representative in connection with its activities or duties as provided in this Section 9.03. Each Member agrees that the provisions of this Section 9.03 will survive the termination of the Company and the termination of any Member's interest in the Company.

ARTICLE X.
BOOKS, RECORDS, REPORTS, AND BANK ACCOUNTS

10.01 Maintenance of Books. The Company shall keep books and records of accounts and shall keep minutes of the proceedings of its Members, its Managers and each committee of the Managers. The books of account for the Company shall be maintained on a cash basis in accordance with the terms of this Agreement, except that the capital accounts of the Members shall be maintained in accordance with Section 4.05. The calendar year shall be the accounting year of the Company.

10.02 Accounts. The Managers shall establish and maintain one (1) or more separate bank and investment accounts and arrangements for Company funds in the Company name with such institutions and firms that the Managers determine. The Managers may not commingle the

Company's funds with the funds of any Member; however, Company funds may be invested in a manner the same as or similar to the Managers' investment of their own funds or investments by their Affiliates.

10.03 Reports to Members. The Managers will provide the Members with unaudited operating reports and financial statements on a quarterly basis, and such other information as may be reasonably necessary for the Member's reporting requirements and preparation of tax returns. The Managers will also deliver to each Member, upon request, any additional information necessary for such Member's respective state tax returns or reports.

ARTICLE XI.
DISSOLUTION, LIQUIDATION, AND TERMINATION

11.01 Dissolution. The Company shall dissolve and its affairs shall be wound up on the first to occur of the following:

(a) the written consent of the Managers and a Required Interest of the Class A Members;

(b) the expiration of the period fixed for the duration of the Company set forth in the Certificate;

(c) entry of a decree of judicial dissolution of the Company under article 11.314 of the TBOC.

11.02 Liquidation and Termination. On dissolution of the Company, the Managers shall act as liquidator or may appoint one (1) or more Members as liquidator. The liquidator shall proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the TBOC. The costs of liquidation shall be borne as a Company expense. Until final distribution, the liquidator shall continue to operate the Company properties with all of the power and authority of the Managers. The steps to be accomplished by the liquidator are as follows:

(a) as promptly as possible after dissolution and again after final liquidation, the liquidator shall cause an accounting to be made of the Company's assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable;

(b) the liquidator shall cause the notice described in section 11.052(a)(2) of the TBOC to be mailed to each known creditor of and claimant against the Company in the manner described in such section 11.052(a)(2);

(c) the liquidator shall pay, satisfy or discharge from Company funds all of the debts, liabilities and obligations of the Company (including, without limitation, all expenses incurred in liquidation and any advances described in Section 4.04) or otherwise make adequate provision for payment and discharge thereof (including, without limitation, the establishment of a cash escrow fund for contingent liabilities in such amount and for such term as the liquidator may reasonably determine); and

(d) all remaining assets of the Company shall be distributed to the Members as follows:

(i) the liquidator may sell any or all Company property, including to Members, and any resulting Profit or Loss from each sale shall be computed and allocated to the Capital Accounts of the Members;

(ii) with respect to all Company property that has not been sold, the fair market value of that property shall be determined and the Capital Accounts of the Members shall be adjusted to reflect the manner in which the unrealized Profit or Loss inherent in property that has not been reflected in the Capital Accounts previously would be allocated among the Members if there were a taxable disposition of that property for the fair market value of that property on the date of distribution; and

(iii) Company property shall be distributed among the Members in the following order and priority as set forth in Section 5.02.

All distributions in kind to the Members shall be made subject to the liability of each distributee for costs, expenses, and liabilities theretofore incurred or for which the Company has committed prior to the date of termination and those costs, expenses, and liabilities shall be allocated to the distributee pursuant to this Section 11.02. The distribution of cash and/or property to a Member in accordance with the provisions of this Section 11.02 constitutes a complete return to the Member of its Capital Contributions and a complete distribution to the Member of its Membership Interest and all the Company's property and constitutes a compromise to which all Members have consented within the meaning of section 101.154 of TBOC. To the extent that a Member returns funds to the Company, it has no claim against any other Member for those funds.

11.03 Deficit Capital Accounts. A Member who has received distributions of Distributable Cash may be obligated under the TBOC to repay or restore to the Company all or a portion of the amount received if such distributions cause the fair market value of the Company's assets to be less than the Company's liabilities. Subject to the foregoing requirement, no Member shall be required to pay to the Company or to any other Member any deficit or negative balance which may exist from time to time in his Capital Account; provided, however, in the event a Company erroneously receives distributions in excess of his interest in such distributions as specified in Section 5.02 or 11.02(d)(iii) hereof ("*Excess Distributions*"), then, as between the Members but not for the benefit of other Persons, such Member shall be indebted to the Company for such Excess Distributions, and such indebtedness shall be payable on terms or on demand as may be prescribed by the Managers.

11.04 Certificate of Termination. On completion of the distribution of Company assets as provided herein, the Company is terminated, and the Managers (or such other Person or Persons as the TBOC may require or permit) shall file a Certificate of Termination with the Secretary of State of Texas, cancel any other filings made pursuant to section 5.201 of the TBOC, and take such other actions as may be necessary to terminate the Company.

ARTICLE XII.
DEFINITIONS

12.01 Definitions.

"**AAA**" means the American Arbitration Association.

"**Adjusted Capital Account Deficit**" means, with respect to any Member, the deficit balance, if any, in the Member's Capital Account as of the end of the relevant Adjustment Period, after giving effect to the following adjustments:

(a) The Capital Account will be increased by any amounts that the Member is obligated to restore to the Company or is deemed obligated to restore under Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5).

(b) The Capital Account will be decreased by the items described in Sections 1.704-1(b)(2)(ii)(d)(4), (5), and (6) of the Treasury Regulations.

This definition of Adjusted Capital Account Deficit and the application of the term in the manner provided in this Agreement are intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Regulations and will be interpreted consistently therewith.

"**Adjustment Period**" means any period of time that begins on the effective date of this Agreement or the day following the end of the immediately preceding Adjustment Period (with respect to each subsequent Adjustment Period) and ends on the first to occur of: (a) the last day of a Fiscal Year, (b) the day immediately preceding the date of the "liquidation" of a Member's interest in the Company (within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Treasury Regulations), or (c) the date on which the Company is terminated under Article XI.

"**Affiliate**" means any Person controlled by, under common control with or controlling the named Person.

"**Agreement**" has the meaning given that term in the introductory paragraph.

"**Anti-Money Laundering Laws**" means those laws, regulations and sanctions, state and federal, criminal and civil, that (a) limit the use of and/or seek the forfeiture of proceeds from illegal transactions; (b) limit commercial transactions with designated countries or individuals believed to be terrorists, narcotic dealers or otherwise engaged in activities contrary to the interests of the United States; (c) require identification and documentation of the parties with whom a financial institution conducts business; or (d) are designed to disrupt the flow of funds to terrorist organizations. Such laws, regulations and sanctions shall be deemed to include the Executive Order Number 13224 on Terrorism Financing (September 23, 2001), the Patriot Act, the Bank Secrecy Act, the Trading with the Enemy Act, 50 U.S.C. Appx. Section 1 et seq., the International Emergency Economics Powers Act, 50 U.S.C. Section 1701 et seq., and the sanction regulations promulgated pursuant thereto by OFAC, as well as laws relating to prevention and detection of money laundering in 18 U.S.C. Sections 1956 and 1957, as amended.

"**Book Depreciation**" means, for each Adjustment Period, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to a Company asset for the Adjustment Period, except that if the Book Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of the Adjustment Period, Book Depreciation with respect to that asset will be an amount that bears the same ratio to the beginning Book Value as the federal income tax depreciation, amortization, or other cost recovery deduction with respect to that asset for the Adjustment Period bears to the beginning adjusted tax basis; provided, however, that if the federal income tax depreciation, amortization, or other cost recovery deduction with respect to that asset for the Adjustment Period is zero, Book Depreciation will be determined with reference to the beginning Book Value using any reasonable method approved by the Manager.

"**Bona Fide Purchaser**" means a purchaser for fair market value that is not an Affiliate or Permitted Transferee of any of the Majority Holders.

"**Business Day**" means any day other than a Saturday, a Sunday, or a holiday on which national banking associations in the State of Texas are closed.

"**Capital Accounts**" means a separate Capital Account (herein so called) which shall control the division of assets upon liquidation of the Company. Capital Accounts shall be maintained in accordance with the provisions of Section 704(b) and (c) of the Code, and Treas. Reg. § 1.704-1(b)(2)(iv) and applicable provisions of succeeding law or regulations.

"**Capital Contribution**" means any contribution, whether in cash or property, by a Member to the capital of the Company, including, the Service Value attributed to a Person that provides services to the Company in exchange for Units and is admitted as a Member in accordance with the terms of this Agreement.

"**Certificate**" has the meaning given that term in Section 2.01.

"**Class A Member**" means a holder of Class A Units who has been admitted to the Company as a Class A Member.

"**Class A Units**" means Units designated as "Class A", with certain preferential rights and privileges as to distribution, return of capital, and liquidation, as set forth herein. Holders of Class A Units have certain distribution preferences with respect to their Capital Contributions and a liquidation preference over holders of Class B Units, as further set forth in Article V. Holders of Class A Units shall be afforded those voting rights expressly set forth in this Agreement only.

"**Class B Member**" means a holder of Class B Units who has been admitted to the Company as a Class B Member.

"**Class B Units**" means Units designated as "Class B", with certain right and privileges subordinate to those of the Class A Units, with respect distribution, return of capital and liquidation, as set forth herein.

"**Code**" means the Internal Revenue Code of 1986 and any successor statute, as amended from time to time.

"**Company**" means JJSS Holdings, LLC, a Texas limited liability company.

"**Company Minimum Gain**" means the amount computed under Treasury Regulations Section 1.704-2(d).

"**Company Nonrecourse Deductions**" means any loss, deduction, or Code Section 705(a)(2)(B) expenditure, or item thereof, that is attributable to nonrecourse liabilities of the Company as defined in Regulations Section 1.752-1(a)(2).

"**Complete Sale**" has the meaning given that term in Section 3.05(a)(i).

"**Contribution**" has the meaning given that term in Section 3.01(a).

"**Contribution Account**" means an account to be maintained by the Company for each Member and to which will be credited the aggregate amount of Capital Contributions made by such Member pursuant to Sections 4.01 and 4.02 hereof and from which will be debited the amount of any distributions to such Member pursuant to Section 11.02(d)(iii).

"**Distributable Cash**" means all cash funds of the Company on hand at any time, after payment of all expenses of the Company payable as of such time and reduced by the amount of cash necessary for the cash needs of the Company's business as determined by the Managers in the Managers' sole discretion.

"Fiscal Year" means the period commencing on January 1 of each year and ending on December 31 of such year.

"**Gross Asset Value**" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a) The initial Gross Asset Value of any asset contributed (or deemed to have been contributed) by a Member to the Company shall be the gross fair market value of such asset, as determined by the Managers.

(b) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Managers, as of the following times: (i) the acquisition of an additional Membership Interest by any new or existing Member in exchange for more than a de minimus Capital Contribution; (ii) the distribution by the Company to a Member of more than a de minimus amount of property as consideration for an Membership Interest; (iii) the liquidation of the Company within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Treasury Regulations; and (iv) upon the occurrence of any other event described in Treasury Regulation Section 1.704-1(b)(2)(iv)(f)(5).

(c) The Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the gross fair market value of such asset on the date of the distribution as determined by the Managers.

(d) The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 732(d), Code Section 734(b), or Code Section 743(b), but only to the extent that (i) such adjustments are taken into account in determining Capital Accounts pursuant to clause (f) of the definition of "Profits" or "Losses" and (ii) an adjustment pursuant to clause (b) immediately above is not required in connection with the transaction.

If the Gross Asset Value of an asset has been determined or adjusted pursuant to clauses (a), (b) or (d) above, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

"**Gross Income**" means, for each Adjustment Period, an amount equal to the Company's gross income as determined for federal income tax purposes for the Adjustment Period but computed with the adjustments in paragraphs (a) and (d) of the definition of Profit and Loses.

“**Majority Holders**" has the meaning given that term in Section 3.05(a)(i).

"**Majority-in-Interest**" means, with respect to any named group or class of Members, one or more Members of that group or class owning more than fifty percent (50%) of the Sharing Ratios owned by all Members of that group. If no group or class of Members is referenced, then Majority-in-Interest shall be with respect to all Members.

“**Majority Sale**" has the meaning given that term in Section 3.05(b)(i).

"**Manager**" means any Person named in the Certificate as an initial manager of the Company and any Person hereafter elected as a manager of the Company as provided in this Agreement but does not include any Person who has ceased to be a manager of the Company.

"**Member**" means any Person admitted to the Company as a member as provided in this Agreement but does not include any Person who has ceased to be a member in the Company.

"**Member Nonrecourse Debt**" means any nonrecourse debt of the Company for which any Member bears the economic risk of loss as determined under Sections 1.704-2(b)(4) and 1.752-2 of the Treasury Regulations.

"**Member Nonrecourse Debt Minimum Gain**" means the minimum gain attributable to Member Nonrecourse Debt as determined under Treasury Regulations Section 1.704-2(i)(3).

"**Member Nonrecourse Deductions"** has the meaning set forth in Section 1.704-2(i)(2) of the Treasury Regulations.

"**Membership Interest**" means the interest of a Member in the Company, including, without limitation, the Units and rights to distributions (liquidating or otherwise), allocations, information, and to consent or approve.

“**Minority Holders**" has the meaning given that term in Section 3.05(a)(i).

"**OFAC**" means the Office of Foreign Assets Control of the US Department of the Treasury.

“**Operating Company**” has the meaning given that term in Section 2.04 hereof.

"**Partially Adjusted Capital Account**" means, with respect to any Member as of the close of business on the last day of any Adjustment Period, the Capital Account of such Member as of the beginning of such Adjustment Period, after giving effect to all allocations of items of income, gain, loss or deduction not included in Profits and Losses and all capital contributions and distributions during such period but before giving effect to any allocations of Profits or Losses for such period pursuant to Section 5.01 increased by (i) such Member's share of Company Minimum Gain, as determined pursuant to Treasury Regulations Section 1.704-(2)(d), as of the end of such Adjustment Period and (ii) such Member's share of Member Nonrecourse Debt Minimum Gain, as determined pursuant to Treasury Regulations Section 1.704-(2)(i), as of the end of such Adjustment Period.

"**Partnership Representative**" has the meaning set forth in Section 9.03.

"**Permissible Issuance**" has the meaning given that term in Section 3.01(b).

"**Person**" means any individual, corporation, business trust, estate, trust, custodian, trustee, executor, administrator, nominee, partnership, registered limited liability partnership, limited partnership, association, limited liability company, government, governmental subdivision, governmental agency, governmental instrumentality, and any other legal or commercial entity, in its own or representative capacity. Any of the foregoing entities may be formed under the laws of Texas or any other jurisdiction.

"**Proceeding**" has the meaning given that term in Section 8.01.

"**Profit**" and "**Losses**" means, for each Fiscal Year, an amount equal to the Company's taxable income or loss as reported on the Company's U.S. Partnership Return of Income (Form 1065) for such Fiscal Year, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(a) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this definition of "Profits" and "Losses" shall be added to such taxable income or loss;

(b) Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Section 1.704-1(b)(2)(iv)(i) of the Treasury Regulations, and not otherwise taken into account in computing Profits and Losses shall be subtracted from such taxable income or loss;

(c) In the event the Gross Asset Value of any Company asset is adjusted pursuant to clauses (b) or (c) of the definition of Gross Asset Value, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses;

(d) Gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

(e) The depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss shall be taken into account for such Fiscal Year in accordance with Section 1.704-1(b)(2)(iv)(g) of the Treasury Regulations;

(f) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) is required, pursuant to Section 1.704-1(b)(2)(iv)(m)(4) of the Treasury Regulations, to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member's Membership Interest, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) from the disposition of such asset and shall be taken into account for purposes of computing Profits or Losses; and

(g) Notwithstanding any other provisions of this definition, any items that are specially allocated pursuant to Section 5.04 hereof shall not be taken into account in computing Profits or Losses.

The amounts of the items of Company income, gain, loss, or deduction available to be specially allocated pursuant to Section 5.04 hereof shall be determined by applying rules analogous to those set forth in clauses (a) through (f) above.

"**Required Interest**" means, with respect to any named group or class of Members, one or more Members of that group or class owning more than eighty percent (80%) of the Sharing Ratios owned by all Members of that group. If no group or class of Members is referenced, then Required Interest shall be with respect to all Members.

"Service Value" shall mean the fair market value of services rendered by a Person for the benefit of the Company as determined by a unanimous vote of the Managers.

"**Sharing Ratio**" means the ratio of Units held by a Member to the number of Units held by all Members. Each Member's initial Sharing Ratio, reflected both in the aggregate and within each class, is set forth on Exhibit A to this Agreement, as may be amended from time to time. The Sharing Ratios of all Members are subject to readjustment upon the sale of additional Units of the same class, by the Company. Notwithstanding the foregoing, in the event that the definition of Sharing Ratio as used herein is expressly limited to a group or class of Members (i.e. Class A Members), then the Sharing Ratio shall mean the ratio of Units held by such named group or class of Members, to the number of Units held by all Members of such group or class.

*"***Specially Designated Nationals and Blocked Persons***"* means those Persons that have been designated by executive order or by the sanction regulations of OFAC as Persons with whom U.S. Persons may not transact business or must limit their interactions to types approved by OFAC.

"**Tag-Along Portion**" means, with respect to each Member to which this definition is applicable, the number of Units equal to the product of (1) the total number of Units to be sold at the closing of the Majority Sale, and (2) the ratio of such Member's Units to the aggregate number of Units to be sold in the Majority Sale by participating Members.

"**Target Capital Account**" means, with respect to any Member as of the close of business on the last day of any Adjustment Period other than a liquidation year, an amount (which may be either positive or negative) equal to the amount such Member would receive as a distribution if all assets of the Company as of such date were sold for cash equal to the Gross Asset Value of such assets, all the Company liabilities were satisfied to the extent required by their terms, and the net proceeds were distributed pursuant to Section 5.02.

"**Target Liquidation Capital Account**" means, with respect to any Member as of the close of business on the last day of the Adjustment Period in which the dissolution and termination of the Company occurs, the amount (which may be either positive or negative) equal to the amount such Member would receive as a distribution if all assets of the Company as of such date were sold for cash equal to the Gross Asset Value of such assets, all the Company liabilities were satisfied to the extent required by their terms, and the net proceeds were distributed pursuant to Section 11.02.

"**TBOC**" means the Texas Business Organizations Code and any successor statute, as amended from time to time.

"**Transfer**" means (a) any sale, transfer, encumbrance, gift, donation, assignment, pledge, hypothecation, or other transfer of any Membership Interest, whether voluntary or involuntary, and whether during the transferor's lifetime or upon or after such transferor's death, including, but not limited to, any transfer by operation of law, by court order, by judicial process, or by foreclosure, levy, or attachment; or (b) the act of making or effecting any of the foregoing.

"Treasury Regulations" means temporary and final Income Tax Regulations promulgated under the Code, as amended and superseded from time to time.

"**Units**" means collectively the Class A Units and the Class B Units issued by the Managers to Members, as indicated on Exhibit A.

"**U.S. Person**" means any United States citizen, any entity organized under the laws of the United States or its constituent states or territories, or any entity, regardless of where organized, having its principal place of business within the United States or any of its territories.

Other terms defined herein have the meanings so given them.

ARTICLE XIII.
PATRIOT ACT PROVISIONS

13.01 Compliance with International Trade Control Laws and OFAC Regulations. Each Member represents to the Company that such Member is not as of the Effective Date, nor will the Member be at any time following the execution of this Agreement (i) a Person with whom a U.S. Person is prohibited from transacting business or (ii) engaged in any transactions or dealings with any Specially Designated Nationals or Blocked Persons, whether such prohibition arises under U.S. law, regulation, executive orders and lists published by the OFAC (including those executive orders and lists published by OFAC with respect to Specially Designated Nationals and Blocked Persons) or otherwise.

13.02 Member's Funds.

(a) Each Member represents that such Member has taken, and shall continue to take at all times following the execution of this Agreement, such reasonable measures consistent with best industry practice and in any event as required by law to ensure that the funds invested in the Company are derived (i) from transactions that do not violate U.S. law nor, to the extent such funds originate outside the United States, do not violate the laws of the jurisdiction in which they originated; and (ii) from permissible sources under U.S. law or to the extent such funds originate outside the United States, under the laws of the jurisdiction in which they originated.

(b) The Member further represents that such Member (i) is not under investigation by any governmental authority for, and has not been charged with, or convicted of, money laundering, drug trafficking, terrorist-related activities, any crimes which in the United States would be predicate crimes to money laundering, or any violation of any Anti-Money Laundering Laws; (ii) has not been assessed civil or criminal penalties under any Anti-Money Laundering Laws; or (iii) has not had any of its funds seized or forfeited in any action under any Anti-Money Laundering Laws.

13.03 Member's Compliance with Anti-Money Laundering Laws. Each Member represents that such member is in compliance with any and all provisions of any Anti-Money Laundering Laws.

13.04 Cooperation with the Company. At all times following the execution of this Agreement, the Member agrees to cooperate with the Company, by providing such additional information and documentation on the Member's policies, procedures and sources of funds as the Company deems necessary or prudent to enable it to comply with Anti-Money Laundering Laws as now in existence or hereafter amended and to satisfy requests from the Company's current and future lenders, if any, with regard to their compliance with Anti-Money Laundering Laws.

13.05 Additional Transfer Restrictions. Notwithstanding anything to the contrary, no Member shall be permitted to Transfer any portion of such Member's Membership Interests if (A) such Transfer does not comply with Executive Order 13224 (September 23, 2001), the rules and regulations of the OFAC, US Department of Treasury, or other Executive Orders in respect thereof; or (B) the assignee or its direct or indirect shareholders, members, partners, controlling parties, beneficiaries or other owners of interests in such assignee is (a) a Person with whom a U.S. Person is prohibited from transacting business of the type contemplated by this Agreement, whether such prohibition arises under U.S. law, regulation, executive orders and lists published by OFAC (including those executive orders and lists published by OFAC with respect to Specially Designated Nationals and Blocked Persons) or otherwise; or (b) accused or under investigation by any Governmental Authority of violating any Anti-Money Laundering Laws.

13.06 Additional Defaults. If (a) a Member fails to comply with any of the provisions of this Article 13, or (b) any representation, warranty or covenant of the Member under this Article 13, is false, misleading or incorrect, then the Company, in addition to all of its other rights and remedies hereunder, may declare that a default by the Member exists under this Agreement.

13.07 Representations and Warranties True and Correct. All evidence of the Member's identity provided to the Company is genuine, that all related information is accurate and that the Member has acquired and shall hold its interest under this Agreement for its own account, risk and beneficial interest, without the obligation or intention to sell, distribute, assign or transfer all or any portion of such interest to any other Person in violation of the Anti-Money Laundering Laws.

13.08 Actions Taken Pursuant to Anti-Money Laundering Laws. If the Company reasonably believes that a Member or any holder of a direct legal interest in a Member may have breached any of the representations, warranties or covenants set forth in this Article 13, any Manager has the right (and may have the obligation under applicable law), with or without notice to any Member, to (a) notify the appropriate governmental authority (or authorities) and to take such action as such governmental authority (or authorities) may direct; (b) withhold any distribution (or deposit such payment with an appropriate United States governmental authority or court) or decline any consent request, and/or declare a default under the terms of this Agreement.

ARTICLE XIV.
GENERAL PROVISIONS

14.01 Offset. Whenever the Company is to pay any sum to any Member, any amounts that Member owes the Company may be deducted from that sum before payment.

14.02 Notices. Except as expressly set forth to the contrary in this Agreement, all notices, requests, or consents provided for or permitted to be given under this Agreement must be in writing and must be given either by depositing that writing in the United States mail, addressed to the recipient, postage paid, and registered or certified with return receipt requested or by delivering that writing to the recipient in person, by courier, or by facsimile transmission; and a notice, request, or consent given under this Agreement is effective on receipt by the Person to receive it. All notices, requests, and consents to be sent to a Member must be sent to or made at the addresses given for that Member on Exhibit A hereto or such other address as that Member may specify by notice to the other Members. Any notice, request, or consent to the Company or the Managers must be given to the Managers at the principal business address of the Company. Whenever any notice is required to be given by law, the Certificate or this Agreement, a written waiver thereof, signed by the Person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

14.03 Entire Agreement; Supersedure. This Agreement constitute the entire agreement of the Members and their Affiliates relating to the Company and supersedes all prior contracts or agreements with respect to the Company, whether oral or written.

14.04 Effect of Waiver or Consent. A waiver or consent, express or implied, to or of any breach or default by any Person in the performance by that Person of its obligations with respect to the Company is not a consent or waiver to or of any other breach or default in the performance by that Person of the same or any other obligations of that Person with respect to the Company. Failure on the part of a Person to complain of any act of any Person or to declare any Person in default with respect to the Company, irrespective of how long that failure continues, does not constitute a waiver by that Person of its rights with respect to that default until the applicable statute-of-limitations period has run.

14.05 Amendment or Modification. This Agreement may be amended or modified from time to time only by a written instrument adopted by the Managers and executed and agreed to by a Majority-in-Interest of the Members; provided, however, that (a) an amendment or modification reducing a Member's number of Units (other than to reflect changes otherwise provided by this Agreement) is effective only with that Member's consent, (b) an amendment or modification reducing the required Sharing Ratio or other measure for any consent or vote in this Agreement is effective only with the consent or vote of Members having the Sharing Ratio or other measure theretofore required, and (c) amendments of the type described in Section 3.06 may be adopted as therein provided.

14.06 Binding Effect. Subject to the restrictions on Dispositions set forth herein this Agreement is binding on and inures to the benefit of the Members and their respective heirs, legal representatives, successors, and assigns

14.07 Dispute Resolution.

(a) *MEDIATION*. BEFORE THE INSTITUTION OF ANY LITIGATION BETWEEN OR AMONG ANY PARTIES TO THIS AGREEMENT, RELATING TO THIS AGREEMENT, BUT OTHER THAN IN CONNECTION WITH ANY EMERGENCY OR IMMEDIATE EQUITABLE RELIEF, ANY DISPUTE MUST FIRST BE SUBMITTED TO MEDIATION IN ACCORDANCE WITH THE PROVISIONS OF THE COMMERCIAL MEDIATION RULES OF THE AAA BEFORE RESORTING TO ARBITRATION. THE PARTIES AGREE TO CONDUCT THE MEDIATION IN GOOD FAITH AND MAKE REASONABLE EFFORTS TO RESOLVE THEIR DISPUTE BY MEDIATION. THE

COMMERCIAL MEDIATION RULES OF THE AAA ARE INCORPORATED BY REFERENCE. THE PARTIES AGREE TO CONDUCT THE MEDIATION IN DALLAS, TEXAS, OR ANOTHER MUTUALLY AGREED UPON LOCATION.

(b) *ARBITRATION*. IF THE DISPUTE IS NOT RESOLVED BY THE MEDIATION REQUIRED UNDER THE PRECEDING SUBSECTION, SUCH DISPUTE MUST THEN BE SUBMITTED TO BINDING ARBITRATION IN ACCORDANCE WITH THE PROVISIONS OF THE COMMERCIAL ARBITRATION RULES OF THE AAA, AND JUDGMENT ON THE AWARD RENDERED BY THE ARBITRATOR MAY BE ENTERED IN ANY COURT HAVING JURISDICTION THEREOF. ARBITRATORS WILL BE SELECTED IN ACCORDANCE WITH THE COMMERCIAL ARBITRATION RULES. THE COMMERCIAL ARBITRATION RULES OF THE AMERICAN ARBITRATION ASSOCIATION ARE INCORPORATED BY REFERENCE. THE PARTIES AGREE TO USE THE DALLAS, TEXAS OFFICE OF THE AAA AND CONDUCT THE ARBITRATION IN DALLAS, TEXAS, OR ANOTHER MUTUALLY AGREED UPON LOCATION.

14.08 Governing Law; Severability. THESE REGULATIONS ARE GOVERNED BY AND SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF TEXAS EXCLUDING ANY CONFLICT-OF-LAWS RULE OR PRINCIPLE THAT MIGHT REFER THE GOVERNANCE OR THE CONSTRUCTION OF THESE REGULATIONS TO THE LAW OF ANOTHER JURISDICTION. In the event of a direct conflict between the provisions of this Agreement and (a) any provision of the Certificate, or (b) any mandatory provision of the TBOC, the TBOC shall control. If any provision of this Agreement or the application thereof to any Person or circumstance is held invalid or unenforceable to any extent, the remainder of this Agreement and the application of that provision to other Persons or circumstances is not affected thereby and that provision shall be enforced to the greatest extent permitted by law.

14.09 Further Assurances. In connection with this Agreement and the transactions contemplated hereby, each Member shall execute and deliver any additional documents and instruments and perform any additional acts that may be necessary or appropriate to effectuate and perform the provisions of this Agreement and those transactions.

14.10 Waiver of Certain Rights. Each Member irrevocably waives any right it may have to maintain any action for dissolution of the Company or for partition of the property of the Company

14.11 Damages Waiver. Pursuant to the Texas Securities Act, Art. 581-1 et seq. (the "*TX Act*"), the liability of a lawyer, accountant, consultant, the firm of any of the foregoing, and any other person engaged to provide services relating to an offer of securities of the Company (such persons, "*Service Providers*") under the TX Act is limited to a maximum of three times the fee paid by the Company or a seller of the Company's securities to the Service Provider for the services related to the offer of the Company's securities, unless the trier of fact finds that such Service Provider engaged in intentional wrongdoing in providing the services.

14.12 Indemnification. To the fullest extent permitted by law, each Member shall indemnify the Company, each Manager and each other Member and hold them harmless from and against all losses, costs, liabilities, damages, and expenses (including, without limitation, costs of suit and attorney's fees) that may incur on account of any breach by that Member of this Agreement.

14.13 Notice to Members of Provisions of this Agreement. By executing this Agreement, each Member acknowledges that the Member has actual notice of (a) all of the provisions of this Agreement, including, without limitation, the restrictions on the transfer of Membership Interests set forth in Article III, and (b) all of the provisions of the Certificate, including, without limitation, the fact that the Certificate provide that no Member shall have the preemptive right to acquire any Membership Interests or securities of any class that may at any time be issued, sold or offered for sale by the Company. Each Member hereby agrees that this Agreement constitute adequate notice of all such provisions, including, without limitation, any notice requirement under Article 3.205 of the TBOC and Chapter 8 of the Texas Uniform Commercial Code, and each Member hereby waives any requirement that any further notice thereunder be given.

14.14 Counterparts. This Agreement may be executed in any number of counterparts with the same effect as if all signing parties had signed the same document. All counterparts shall be construed together and constitute the same instrument.

[SIGNATURE PAGES TO FOLLOW]

IN WITNESS WHEREOF, the undersigned managers and members have executed this Agreement to be effective as of the date first set forth above.

MANAGERS:

____
JOSEPH GIILDENZOPF

____
DANIEL ROWLAND

CLASS B MEMBERS:

____
JOSEPH GIILDENZOPF

____
JAMES GIILDENZOPF

SHOTGUN, INC.

By:____________________________
Richard Hobbs, President

IN WITNESS WHEREOF, the undersigned managers and members have executed this Agreement to be effective as of the date first set forth above.

MANAGERS:

JOSEPH GIILDENZOPF

DANIEL ROWLAND

CLASS B MEMBERS:

JOSEPH GIILDENZOPF

JAMES GIILDENZOPF

SHOTGUN, INC.

By:________________________________
Richard Hobbs, President

CLASS A MEMBER SIGNATURE PAGE

The undersigned hereby agrees that effective as of the date of his admission to JJSS Holdings, LLC, a Texas limited liability company (the "*Company*") as a Class A Member, the undersigned (a) will be a member of the Company solely with respect to the number of units indicated below, bound by each and every term and provision of the Company Agreement of JJSS Holdings, LLC, dated February 15, 2020, as the same may be duly amended from time to time in accordance with the provisions thereof (the "*Company Agreement*"), (b) hereby becomes, by execution of this Class A Member Signature Page, party to the Company Agreement, (c) hereby assumes all obligations of a Class A Member of the Company.

Name of Investor (if entity):

____

By:_______________________________
Its:_______________________________

If Individual Investor:

____
Signature

____
Printed Name

No. of Units: _____________________________

SSN or EIN:_______________________________

Accepted and Agreed to
as of this ____ day of ______, 2020.

JJSS Holdings, LLC

By: _____________________________________
Joseph Giildenzopf, Manager

EXHIBIT A

Member	Units	Capital Contribution Received	Sharing Ratio Within Class	Overall Sharing Ratio
CLASS A MEMBERS				
MW Stanton Investments, Inc. [redacted]	1,700	*	5.21%	2.06%
Walter Copeland, Trustee of Co eland Famil Trust [redacted]	2,667	*	8.18%	3.23%
Asher Resource Partnershi [redacted]	4,400	*	13.50%	5.33%
Vizca a Investments LLC [redacted]	2,200	*	6.75%	2.66%
Richard Rinehart [redacted]	1,667	*	5.11%	2.02%
Pass the Bread LLC [redacted]	1,000	*	3.07%	1.21%
MRF Famil Holdings, LLC [redacted]	800	*	2.45%	0.97%
Panther Creek [redacted]	800	*	2.45%	0.97%
Mark A. Ro ers [redacted]	1,300	*	3.99%	1.57%

Member	Units	Capital Contribution Received	Sharing Ratio Within Class	Overall Sharing Ratio
Scott I. Zucca [redacted]	800	*	2.45%	0.97%
Thomas K. Zucca [redacted]	800	*	2.45%	0.97%
Louis Zucca [redacted]	800	*	2.45%	0.97%
Michael Sam sel [redacted]	500	*	1.53%	0.61%
Scott Cain [redacted]	200	*	0.61%	0.24%
RLT Resources [redacted]	600	*	1.84%	0.73%
Habibi Investments, LLC [redacted]	1,200	*	3.68%	1.45%
Robert Burke [redacted]	2,500	*	7.67%	3.03%
Chris Cowan [redacted]	500	*	1.53%	0.61%
Robert Hutt [redacted]	2,000	*	6.13%	2.42%
Marshall Pa ne [redacted]	500	*	1.53%	0.61%
C&S Li uor LLC [redacted]	1,000	*	3.07%	1.21%

Member	Units	Capital Contribution Received	Sharing Ratio Within Class	Overall Sharing Ratio
Shaun Esser [redacted]	500	*	1.53%	0.61%
Bill and Susan Sullivan [redacted]	600	*	1.84%	0.73%
Larr Wells [redacted]	700	*	2.15%	0.85%
Brad Neathery [redacted]	300	*	0.92%	0.36%
Steven A. Christian [redacted]	566	*	1.74%	0.69%
Rance Sanders [redacted]	2,000	*	6.13%	2.42%
Total	32,600		100.00%	39.47

CLASS B MEMBERS

Member	Units	Capital Contribution Received	Sharing Ratio Within Class	Overall Sharing Ratio
Jose h Giildenzopf [redacted]	30,000	*	60.00%	36.32%
James Giildenzo f [redacted]	10,000	*	20.00%	12.11%
Mike Stanton [redacted]	4,000	*	8.00%	4.84%
Walter Co eland [redacted]	4,000	*	8.00%	4.84%

Member	Units	Capital Contribution Received	Sharing Ratio Within Class	Overall Sharing Ratio
Shotgun, Inc. dba The Barrel Mill [redacted]	2,000	*	4.00%	2.42%
Class B Total	50,000		100.00%	100.00%
TOTAL	82,600			

* All initial Members contributed an equivalent number of and class of membership interest units of James Joseph Sanctified Spirits, LLC, a Texas limited liability company, to JJSS Management, LLC, in exchange for units in JJSS Holdings, LLC.